                                                                       Exhibit 3
                                                                       ---------

                          MEMORANDUM OF UNDERSTANDING
                          ---------------------------

                                April 17, 2000


          THIS MEMORANDUM OF UNDERSTANDING confirms the agreements among the individuals listed on the signature pages hereto (collectively, the "Executives"), and PH Casino Resorts, Inc., a Delaware corporation ("PHCR"), a wholly owned subsidiary of Harveys Casino Resorts, a Nevada corporation ("Harveys"), in connection with PHCR's agreement to acquire Pinnacle Entertainment, Inc., a Delaware corporation (the "Company"), pursuant to the Agreement and Plan of Merger (the "Merger Agreement") by and among PHCR, Pinnacle Acquisition Corporation, a Delaware corporation ("Pinnacle Acq Corp"), and the Company. For all purposes herein (including the schedules attached hereto), references to the Executives' employment agreements (including all forms of compensation due thereunder) shall be deemed to include adjustments, amendments or restatements thereof to the extent such adjustments, amendments or restatements are permitted by the terms of the documents governing an Acquisition Transaction (as defined below) or are otherwise agreed to in writing by PHCR prior to the consummation of such Acquisition Transaction. Capitalized terms used but not defined herein shall have the respective meanings ascribed to such terms in the Merger Agreement.

1. General Statement of Purpose. The Executives and PHCR have conducted discussions with respect to an acquisition by merger of all of the outstanding shares of the Company, except for those shares that the Company will repurchase from R.D. Hubbard (as contemplated in the Merger Agreement) and/or those which the Executives will contribute directly to PHCR in exchange for shares of its stock, and/or those options held by the Executives to acquire shares of the Company, which shall be fully vested and canceled in exchange for the issuance of options of PHCR (collectively an "Acquisition Transaction"). The Executives and PHCR have concluded that it would be desirable to effect an Acquisition Transaction. To that end, the parties hereto have executed this Memorandum of Understanding and a Voting and Contribution Agreement to confirm their binding agreements. The Executives and PHCR agree that this Memorandum of Understanding shall terminate and cease to be of effect upon the termination of the Merger Agreement or upon the execution of definitive agreements with respect to the matters set forth herein.

2.   Rollover of Equity.

     (a) Pinnacle Stock. In exchange for the shares of Pinnacle common stock ("Pinnacle Stock") rolled over, Executives will receive a number of shares of voting and nonvoting stock ("PHCR Stock") of PHCR equal to the product of (i) the number of shares of Pinnacle Stock contributed to PHCR and (ii) $24.00 per share/1/, divided by $45.77707, the per share price of PHCR Stock to be issued in exchange for all outstanding shares of common stock of Harveys Casino Resorts, assuming a 10 million share fully diluted PHCR Stock capitalization before giving effect to any issuances hereunder.


     (b) Pinnacle Options. In the event that options held by the Executives are not converted into Pinnacle Stock prior to the consummation of the Acquisition Transaction, Executives with options to purchase Pinnacle Stock (the "Pinnacle Options") will exchange such options for options to purchase PHCR Stock, with the exercise price and number of shares adjusted appropriately to preserve the value of each Executive's Spread./2/

--------------------

/1/ If the Inglewood Land is sold on or prior to the fifth Business Day prior to the Closing Date of the Acquisition Transaction, such number will be increased in the same manner provided for holders of Pinnacle Stock under the Merger Agreement. If the Inglewood Land is sold after the fifth Business Day prior to the Closing Date of the Acquisition Transaction, Executives will receive a cash payment for each share contributed equal to any amount paid to a holder of a share of Pinnacle Stock upon such event pursuant to the Merger Agreement and one Class A CPR.


/2/ The Spread for each Pinnacle Option is equal to the product of (i) the number of unexercised shares subject to a Pinnacle Option and (ii) the difference between (A) $24.00 per share (subject to adjustment in the event that the Inglewood Land is sold on or prior to the fifth Business Day prior to the Closing Date of the Acquisition Transaction as set forth in the first sentence of footnote 1) and (B) the per share option exercise price. If the Inglewood Land is sold after the fifth Business Day prior to the Closing Date of the Acquisition Transaction, Executives will receive a cash payment for each share of Pinnacle Stock subject to the exchanged Pinnacle Option equal to

                                                                 (continued...)

          (i) Executives who so chose may, immediately following the Acquisition Transaction, perform a cashless exercise of their options to purchase PHCR Stock.

          (ii) PHCR will make available to the Executives (other than Messrs. Hubbard, Finnigan and Alanis) loans, in an aggregate amount not to exceed $2.5 million, to pay taxes incurred by the Executives in connection with the cashless exercise of their options either before or after the Acquisition Transaction. Such loans would be made upon the following terms:

                (1)  secured by all present and future equity interests in PHCR,
                (2) interest rate of 8%, with interest to be compounded and payable annually, with bonus payments (net of taxes on such bonus payments) earned by Executive to be offset by such interest payments due,
                (3) 4 year maturity, with respect to the entire principal balance, and any accrued but unpaid interest,
                (4)  prepayable without penalty,
                (5) will accelerate upon the termination of the Executive's employment.

          (iii) PHCR will represent and warrant that it has no present plan or intention to liquidate either the Company or Harveys, and PHCR will not liquidate Pinnacle or Harveys within two (2) years after the Closing Date unless it provides to the Executives an opinion of its representing counsel, based on customary assumptions but otherwise substantially unqualified that the liquidation would not cause the contributions of Pinnacle Stock to PHCR pursuant to the Voting Agreement to fail to qualify as exchanges under Section 351 of the Internal Revenue Code of 1986, as amended (the "Code"). The immediately

--------------------
/2/(...continued)
          any amount paid to a holder of a share of Pinnacle Stock upon such event pursuant to the Merger Agreement and one Class A CPR.

                foregoing representations, warranties or covenants shall survive any transfer of the ownership of 51% of Colony's (as defined in Section 4) total equity interest in PHCR (whether voting or nonvoting) held by Colony (or an affiliate of Colony).

          (iv) PHCR shall deliver or cause to be delivered to each Stockholder at the Closing a letter dated as of the Closing Date from Colony Investors III, L.P. and each other investment vehicle used by Colony Capital, Inc. that holds an interest in PHCR immediately following the Harveys Merger (each a "Colony LP") representing and warranting to such Stockholder that such Colony LP has no present intention or plan to sell, exchange or otherwise dispose of any of its interests in PHCR.

          (v) When making future infusions of funds to Pinnacle Acq Corp and/or the Pinnacle Surviving Corporation, if any, PHCR shall endeavor in good faith to provide such funds to Pinnacle Acq Corp and/or the Pinnacle Surviving Corporation by means of intercompany loans unless PHCR determines in its reasonable judgment that to do so would be inadvisable.

     (c)  Rights of Repurchase/Put Rights.

          (i) Each of the Executives who is also an employee of the Company regardless of whether he is a party to a written employment agreement with the Company (other than Messrs. Finnigan and Hubbard) will have the right, individually, to require PHCR to repurchase his shares of PHCR stock and PHCR will have the right acquire such shares, each in accordance with the provisions set forth in this paragraph (i), upon the termination of an Executive's employment with PHCR for any reason other than one specified in subparagraph (ii) below. The repurchase price shall be paid 1/3 upon exercise, and 1/3 on the first and second anniversary of such termination. For purposes of such repurchase, the fair market value of the shares of PHCR stock to be repurchased shall be calculated based upon the following formula: 6.45 times the 12 month trailing EBITDA of PHCR (including the combined EBITDAs of Harveys and the Company for an appropriate number of months in the event that there are less than twelve months of EBITDA for the operating subsidiaries of PHCR following the closing of the Acquisition Transaction), minus net debt (or other liabilities that would customarily be treated as debt for valuation purposes), divided by the total number of shares of PHCR stock outstanding, times the number of shares of PHCR stock to be repurchased. For purposes of calculating net debt, the amount of capital invested in any uncompleted development projects, including expansions of existing properties, shall be included in the calculation of cash on hand. For purposes of calculating EBITDA and net debt, such calculation will be made in a manner substantially consistent with the past practices of Harveys and the Company including in connection with equity valuations for this transaction. The unpaid purchase price will bear interest at the rate of 12% per year, compounded annually. The right to trigger such repurchase process shall constitute an absolute right and obligation of the Executives and PHCR, respectively, in accordance with the terms hereof. No other claims (other than repayment of the loans described in Section 2(b)(ii) above) shall either: (A) be asserted by either party in such repurchase process; or (B) be deemed to have been waived as a result of such repurchase.

          (ii) In the event that an Executive described in subsection (i) above either: (x) is terminated for cause/3/; or (y) voluntarily

----------------

/3/ In the case of an Executive who is a party to a written employment agreement with the Company, the determination of whether he has been terminated for cause shall be governed by the terms of his employment agreement, to the extent specified therein. In the case of an Executive who is a party to a written employment agreement with the Company but where the standard is not so specified, and in the case of an Executive who is not a party to a written employment agreement with the Company, such Executive shall be deemed to have been terminated for cause if the Company had the right to terminate such Executive's employment for "gross misconduct" as such term is used for purposes of determining an employee's right to continuation of

                                                             (continued...)

                terminates (1) in the case of an Executive who is a party to an effective employment agreement with the Company that defines good reason or a similar standard, without good reason as defined in his employment agreement or (2) in the case of any other Executive (other than Messrs. Hubbard and Finnigan), for any reason, then PHCR will have the right to acquire, and the Executive will have the right to require PHCR to repurchase such shares on the same terms and conditions set forth in subparagraph (ii) above, except such repurchase shall be paid 20% upon exercise and 20% on each of the first four anniversaries of such termination and will bear interest at the rate of 8% per annum (rather than 12%), compounded annually from date of termination to the date of repurchase by PHCR.


3. Incentive Grants of Restricted Stock and Stock Options. If the Acquisition Transaction is consummated, then, at the Closing PHCR shall grant 604,464 shares of restricted PHCR Common Stock (the "PHCR Restricted Stock"), to the Executives in accordance with Schedule A hereto. The agreements evidencing the PHCR Restricted Stock will, except as otherwise provided herein, contain substantially the same terms (with respect to the issuance of restricted stock only) as that certain management stock option and restricted stock agreement, dated February 2, 1999, by and between Harveys and John McLaughlin. An additional 530,223 shares of PHCR Common Stock shall be reserved for issuance of stock options (the "New Options") pursuant to a stock option plan for the benefit members of senior management of the Company (the "Key Managers"). The division of such New Options among the Key Managers shall reasonably be determined by Mr. Alanis, consistent with industry standards and subject to the approval of PHCR. The per share exercise price of the New Options shall be at $43.17, the implied share value determined in accordance with the Bear Stearns model.

     As set forth above, the incentive grants of PHCR Restricted Stock will, except as otherwise provided herein, contain substantially the same terms (with respect to the issuance of restricted stock only) as that certain management

----------------------

/3/(...continued)
                health coverage under Section 4980B(f)(3)(B) of the Code.

     stock option and restricted stock agreement, dated February 2, 1999, by and between Harveys and John McLaughlin, which is intended to defer the imposition of federal and state tax to the extent set forth therein or, subject to the terms of Section 5(f) below, the termination of the Executive's employment with PHCR (either as a member of management or a director) occurs for whatever reason. At all times following the date the incentive grants of PHCR Restricted Stock are awarded the Executive shall be fully vested in such awards and the stock represented by such incentive grant shall, except as set forth in Section 5(f) below, be fully includable in the stock to be repurchased by PHCR pursuant to the terms set forth in Section 2 above. Except as specifically set forth above, shares issued or issuable under this Section 3 (except to Messrs. Hubbard and Finnigan) shall be subject to a right of repurchase by PHCR pursuant to the terms of the Stockholders Agreement (as defined in Section 4).

     The New Options granted to each of Messrs. Alanis, Allen, Ostrow and Kortman shall vest in accordance with the following schedule: 20% on each of the first five anniversaries of the Closing; provided, however, that if prior to the expiration of the current term of his existing employment agreement with the Company (or upon the earlier replacement or extension, as the case may be) (i) he is terminated without cause (as defined in his employment agreement, if defined, or if not defined, as defined in footnote 3 hereof); (ii) he voluntarily terminates his employment for good reason (as defined in his employment agreement, if defined); or (iii) the Company does not offer to renew his employment agreement on reasonable terms (provided, however, that for purposes of this Memorandum of Understanding, no offer shall be deemed unreasonable solely because it offers vesting and forfeiture provisions with respect to incentive equity that are on substantially the same terms as other employees) and such agreement is allowed to expire, then such New Options shall become fully vested and exercisable immediately upon such termination or expiration and the all of shares subject to the New Options shall be subject to the repurchase rights set forth in Section 2 above. In the event of termination of employment for any other reason (or failure to renew an employment agreement following a reasonable offer by the Company), then such New Options as have not become vested and exercisable in accordance with the schedule set forth above shall be forfeited and only the shares subject to the New Options that have become vested and exercisable in accordance with such schedule shall be subject to the repurchase rights set forth in Section 2 above.

     All other New Options shall vest 20% on each of the first five anniversaries of the Closing and shall otherwise have the same terms as options issued under Harveys' current plan.

4. Stockholders Agreement. Any PHCR Stock or options issued hereunder shall be subject to a stockholders agreement (the "Stockholders Agreement") with substantially the same provisions as the Stockholders Agreement in effect at Harveys on the date hereof, except to the extent that the provisions of the Stockholders Agreement are inconsistent with the provisions hereof, in which case the provisions set forth herein shall govern and control, and be deemed to supercede such contrary provisions in the Stockholders Agreement.

     In connection with the Stockholders Agreement, Colony Investors III, L.P. ("Colony") shall enter into an appropriate agreement with Mr. Hubbard which shall grant to Mr. Hubbard the following rights: (1) the right to sell or dispose of his Tag-Along Shares (as defined in the Stockholders Agreement) pursuant to Subsection 2.5(a) of the Stockholders Agreement without giving effect to Subsection 2.5(b) of the Stockholders Agreement; (2) a "lock-up" restriction pursuant to Section 2.6 of the Stockholders Agreement which shall be co-extensive with that of Colony; and (3) one demand registration right, subject to customary terms and conditions and any lockup required in connection with an IPO. So long as Mr. Hubbard beneficially owns at least 50% of the outstanding PHCR Stock (including PHCR Restricted Stock and New Options, if any) owned by him immediately following the Effective Time, without Mr. Hubbard's approval (which approval shall not be unreasonably withheld or delayed), Colony shall not consent to any waiver of the Stockholders Agreement or the Memorandum of Understanding or any of the agreements contemplated by either of them that would materially adversely affect Mr. Hubbard's rights under the Stockholders Agreement.

     In connection with the Stockholders Agreement, Colony also shall enter into an appropriate agreement with Mr. Finnigan which shall grant to Mr. Finnigan the following rights: (1) the right to sell or dispose of his Tag-Along Shares (as defined in the Stockholders Agreement) pursuant to Subsection 2.5(a) of the Stockholders Agreement without giving effect to Subsection 2.5(b) of the Stockholders Agreement; and (2) a "lock-up" restriction pursuant to Section 2.6 of the Stockholders Agreement which shall be co-extensive with that of Colony.

5.   Non-Competition Agreements.

     (a) Each of the Executives who is a party to an employment agreement, in addition to entering into the Stockholders Agreement, shall enter into a non-competition agreement with the Company, pursuant to which such person shall agree, on the terms set forth herein, not to: (i) engage in owning, operating and developing casinos, hotels or race track interests associated or materially competitive with casinos, hotels or race track interests owned directly or indirectly by PHCR (or where PHCR has announced its present intention to develop such properties or interests), (ii) solicit any employee, agent or consultant of the Company to terminate such person's relationship with the Company or (iii) solicit any counterparty to any contract with the Company to terminate such counterparty's contract or other relationship with the Company. Notwithstanding the foregoing, in the case of Mr. Hubbard, (A) the restrictions of subsections 5(a)(i), (ii) and (iii) shall be effective during the period that he serves as a member of the Board of Directors and shall continue, in the case of subsection 5(a)(i), for a period of one year, and in the case of subsection 5(a)(ii) and (iii), for a period of two years, from the date that Mr. Hubbard ceases to be a member of the Board of Directors,
          (B) the restrictions of subsections 5(a)(i), (ii) and (iii) shall not restrict Mr. Hubbard's ownership, operation and development of casinos, hotels or race track interests in New Mexico so long as PHCR or any of its affiliates does not own any casinos, hotels or race track interests in New Mexico or in a market outside of New Mexico that competes directly with the markets inside New Mexico, and (C) if PHCR or any of its Affiliates acquires a material interest in or otherwise develops any casinos, hotels or race track interests in New Mexico or in a market outside of New Mexico that competes directly with the markets inside New Mexico, Mr. Hubbard shall be permitted to continue to operate and develop casinos, hotels or race track interests, located in New Mexico and owned or operated in whole or in part by him on the date of such acquisition or development or as to which Mr. Hubbard has announced a present intention to acquire or develop. Notwithstanding the foregoing, in the case of Mr. Finnigan, the restrictions of subsection 5(a)(i) shall only be effective during the period that he serves as an employee of the Company.

     (b) In the case of each of the Executives (other than Mr. Finnigan) who is a party to an employment agreement with the Company, the restrictions of subsections 5(a)(i), (ii) and (iii) shall be effective during the period that he serves as an employee of the Company and shall continue to be effective following his termination of employment (i) in the event he is terminated for cause (as determined in his employment agreement) or voluntarily resigns without good reason (if and as defined in his employment agreement) for a period of one year, in the case of subsection 5(a)(i), and, in the case of subsections 5(a)(ii) and (iii) for a period of two years, following such date of termination; or (ii) in the event he is terminated other than for cause or voluntarily terminates employment for good reason, or if the Company does not offer to renew his then existing employment agreement on reasonable terms and such agreement is allowed to expire, then the provisions of subsection 5(a)(i) shall not apply and subsections 5(a)(ii) and (iii) shall apply for a period of two years following the Executive's termination of employment.

     (c) Each of the Executives (other than Mr. Hubbard) who is not a party to an employment agreement, in addition to entering into the Stockholders Agreement, shall enter into a non-competition agreement with the Company, pursuant to which such persons shall agree not to:
          (i) engage in owning, operating and developing casinos, hotels or race track interests associated or materially competitive with casinos, hotels or race track interests owned directly or indirectly by PHCR (or where PHCR has announced its intention to develop such properties or interests), (ii) solicit any employee, agent or consultant of the Company to terminate such person's relationship with the Company or
          (iii) solicit any counterparty to any contract with the Company to terminate such counterparty's contract or other relationship with the Company.

     (d) In the case of each of the Executives (other than Mr. Hubbard) who is not a party to an employment agreement with the Company, the restrictions of subsections 5(c)(i), (ii) and (iii) shall be effective during the period that he serves as an employee of the Company and shall continue to be effective following his termination of employment as follows:

          (i) in the event he is terminated for cause (as defined in footnote 3 above) or he voluntarily resigns on or prior to December 31, 2001, the provisions of subsection 5(c)(i) shall apply for a period of one year following such date of termination and the provisions of , subsections 5(c) (ii) and (iii) shall apply for a period of two years following such date of termination.

          (ii) in the event he is terminated other than for cause after December 31, 2001, the provisions of subsection 5(c)(i) shall not apply and the provisions of subsections 5(c)(ii) and (iii) shall apply for a period of two years following such date of termination.

          (iii) in the event he is terminated for any reason or he resigns after December 31, 2001, the provisions of subsection 5(c)(i) shall not apply and the provisions of subsections 5(c)(ii) and (iii) shall apply for a period of two years following such date of termination.

     (e) In the event that any Executive (other than Mr. Hubbard) that does not have an employment agreement with the Company is terminated or resigns under the circumstances described in Section 5(d)(i) above, then such Executive shall not be entitled to payout of his PHCR Restricted Stock upon termination of employment, but will continue to hold such PHCR Restricted Stock in accordance with the terms thereof.

     (f) Key Managers who are not Executives and who receive New Options, shall, as a condition to receiving such New Options, shall be required to agree not to (i) engage in owning, operating and developing casinos, hotels or race track interests within 100 miles of the principal gaming facility at which such Key Manager was employed, (ii) solicit any employee, agent or consultant of the Company to terminate such person's relationship with the Company or (iii) solicit any counterparty to any contract with the Company to terminate such counterparty's contract or other relationship with the Company. The restrictions contained in this Section 5(f) shall continue for a period of one year from the date of termination of such Key Manager's employment.

     (g) Except to the extent of the specific exceptions applicable to any individual in subsections 5(a) and 5(f) above, reasonable exceptions to the non-competition restrictions will be provided in respect of (i) activities not materially competitive with the specific gaming properties or interests owned directly or indirectly by PHCR (or where PHCR has announced its intention to develop such properties or interests) and (ii) passive ownership of less than 5% of public companies.

6. Employment Agreements. The employment agreements of the Executives that have employment agreements as of the date hereof shall be assumed without modification except to the extent necessary to reflect the terms of this transaction and the structure of the Company and its affiliates. The employment agreements assumed by the Company shall terminate on the respective dates set forth therein. There shall be no obligation, express or implied, of PHCR or the Executives to renew such contracts, and any such renewal shall be on such reasonable terms and conditions as shall be agreed to by the Executive and PHCR.

7. Certain Governance Matters. Subject to licensing and regulatory restrictions, the Board of Directors of PHCR upon consummation of the Merger (the "PHCR Board") shall include R. D. Hubbard, Chairman of the PHCR Board, and Paul Alanis as well as Thomas J. Barrack, Jr. and other nominees determined by Colony (the "Colony Nominees"), provided that if affiliates of Colony designated for the board of directors (other than employees of PHCR and its subsidiaries) would cease to constitute a majority of the board, Messrs. Hubbard and Alanis shall resign from the Board (and any committee thereof) and become non-voting observers until such time as Colony may legally appoint additional Board members under applicable law; provided further that prior thereto, PHCR will take such action as is reasonably necessary to avoid triggering the end of deferral under the Deferred Compensation Agreements between PHCR and Mr. Hubbard and Mr. Alanis, respectively. Mr. Hubbard shall be a member of, and Mr. Barrack shall be designated as the chairman of, the Executive Committee of the PHCR Board. The PHCR Board shall delegate to the Executive Committee (to the extent permitted under applicable law) substantially all of its powers to govern the business and affairs of the Company. Affiliates of Colony designated for the board of directors (other than PHCR and its subsidiaries) shall also constitute a majority of the compensation committee of the board, if any. Unless otherwise determined by the Colony Nominees, members of the PHCR Board shall not be entitled to any compensation for services as members of the PHCR Board.

8. Disclosure Requirements. In connection with their execution and delivery of this Memorandum of Understanding, the Executives acknowledge and agree to comply with all applicable disclosure requirements relating thereto imposed under Federal and state securities laws.

9. Form of PHCR Common Stock. All issuances hereunder of PHCR Common Stock, including options therefor, shall be comprised of a combination of voting and non-voting securities so that each such class of security constitutes the applicable percentage of all such shares of such class of security outstanding at the time of issuance.

10. Fees and Expenses. The Executives, on the one hand (jointly and severally), and PHCR, on the other hand, shall each be responsible for their respective expenses incurred in connection with the consideration of the contemplated Acquisition Transaction.

11. Binding Agreement; Standard of Conduct. The terms of the agreements herein shall be more fully set forth in definitive documentation, which each of the parties hereto agrees to negotiate in good faith. Subject to the negotiation and execution of such definitive documentation and the reaching of agreement on other matters contemplated but not specifically addressed herein, each of the parties hereto acknowledges and agrees that this Memorandum of Understanding is intended as a binding agreement among them with respect to the matters set forth herein.

12. Parties in Interest. This Memorandum of Understanding shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Memorandum of Understanding, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Memorandum of Understanding. Neither this Memorandum of Understanding nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties, except that PHCR may assign, in its sole discretion, any or all of its rights, interests and obligations under this Memorandum of Understanding to any controlled affiliate of Colony. Subject to the preceding sentence, this Memorandum of Understanding shall be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

13. Equitable Adjustment. References herein to numbers of securities to be issued shall be deemed to include such equitable adjustments, if any, as may be required in the event of any subdivision, split, combination or reclassification of such securities or securities into which such securities are exercisable so that the parties hereto entitled to receive such securities shall receive the number of such securities that such parties would have owned or been entitled to receive after the happening of any the events described above had it owned such securities immediately prior to such time.

14. Governing Law. THIS MEMORANDUM OF UNDERSTANDING SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO ANY APPLICABLE CONFLICTS OF LAW.

          IN WITNESS WHEREOF, each of the parties hereto has executed this Memorandum of Understanding as of the date first above written.


                         PH CASINO RESORTS, INC.


                         By:  ___________________________
                              Name:  Charles W. Scharer
                              Title: President


STOCKHOLDERS


-----------------------------
R. D. HUBBARD


-----------------------------
G. MICHAEL FINNIGAN


-----------------------------
PAUL ALANIS


-----------------------------
LOREN OSTROW


-----------------------------
J. MICHAEL ALLEN


-----------------------------
CLIFF KORTMAN

-----------------------------
BRUCE C. HINCKLEY


-----------------------------
RICHARD DELANEY


-----------------------------
CHRIS PLANT


-----------------------------
ROBERT CALLAWAY


                                      16